ITEM 3.              KEY INFORMATION

A.    Selected Financial Data

The following tables present selected consolidated financial information of ArcelorMittal as of and for the years ended December 31, 2009, 2010, 2011, 2012 and 2013, prepared in accordance with IFRS. This selected consolidated financial information should be read in conjunction with ArcelorMittal’s consolidated financial statements, including the notes thereto, included elsewhere herein.

	Consolidated Statements of Operations[7]
	(Amounts in $ millions except per share data and percentages)
		Year ended December 31,
		2009	2010	2011	2012	2013
	Sales[1]	$61,021	$78,025	$93,973	$84,213	$79,440
	Cost of sales (including depreciation and impairment)2 3	58,815	70,886	85,212	83,543	75,247
	Selling, general and administrative expenses	3,676	3,356	3,557	3,315	2,996
	Operating income/(loss)	(1,470)	3,783	5,204	(2,645)	1,197
	Operating income as percentage of sales	(2.41%)	4.85%	5.54%	(3.14%)	1.51%
	Income (loss) from associates, joint ventures and other investments	56	442	614	185	(442)
	Financing costs—net	(2,847)	(2,289)	(2,983)	(2,915)	(3,115)
	Income/(loss) before taxes	(4,261)	1,936	2,835	(5,375)	(2,360)
	Net income/(loss) from continuing operations (including non-controlling interest)	171	3,440	1,956	(3,469)	(2,575)
	Discontinued operations	(57)	(338)	461	-	-
	Net income/(loss) attributable to equity holders of the parent	157	3,013	2,420	(3,352)	(2,545)
	Net income/(loss) (including non-controlling interest)	114	3,102	2,417	(3,469)	(2,575)
	Earnings per common share—continuing operations (in U.S. dollars)
	Basic earnings per common share[4]	0.15	2.21	1.26	(2.17)	(1.46)
	Diluted earnings per common share[4]	0.15	1.98	1.00	(2.17)	(1.46)
	Earnings per common share— discontinued operations (in U.S. dollars)
	Basic earnings per common share[4]	(0.04)	(0.22)	0.30	-	-
	Diluted earnings per common share[4]	(0.04)	(0.20)	0.29	-	-
	Earnings per common share (in U.S. dollars)
	Basic earnings per common share[4]	0.11	1.99	1.56	(2.17)	(1.46)
	Diluted earnings per common share[4]	0.11	1.78	1.29	(2.17)	(1.46)
	Dividends declared per share	0.75	0.75	0.75	0.75	0.20

	Consolidated Statements of Financial Position5 7
	(Amounts in $ millions except share, production and shipment data)
		As of December 31,
		2009	2010	2011	2012	2013

	Cash and cash equivalents including restricted cash[6]	$6,009	$6,291	$3,908	$4,540	$6,232
	Property, plant and equipment and biological assets	60,385	54,479	54,382	53,989	51,364
	Total assets	127,697	130,748	121,679	113,998	112,308
	Short-term debt and current portion of long-term debt	4,135	6,716	2,769	4,348	4,092
	Long-term debt, net of current portion	20,677	19,292	23,634	21,965	18,219
	Net assets	65,437	63,093	56,504	50,466	53,173
	Share capital	9,950	9,950	9,403	9,403	10,011
	Basic weighted average common shares outstanding (millions)	1,445	1,512	1,549	1,549	1,780
	Diluted weighted average common shares outstanding (millions)	1,446	1,600	1,611	1,550	1,782

	Other Data[7]
	Net cash provided by operating activities	$7,278	$4,061	$1,859	$5,340	$4,296
	Net cash (used in) investing activities	(2,784)	(3,510)	(3,744)	(3,730)	(2,877)
	Net cash (used in) provided by financing activities	(6,347)	18	(555)	(1,019)	241
	Total production of crude steel (thousands of tonnes)	71,620	90,582	91,891	88,231	91,186
	Total shipments of steel products (thousands of tonnes)[8]	68,204	82,670	83,456	82,182	82,610

1	Including $3,169 million, $4,873 million, $5,875 million, $5,181 million and $4,770 million of sales to related parties for the years ended December 31, 2009, 2010, 2011, 2012, and 2013 respectively.
2

Including $1,942 million, $2,188 million, $2,615 million, $1,505 million and $1,310 million of purchases from related parties for the years ended December 31, 2009, 2010, 2011, 2012 and 2013, respectively.

3

Including depreciation and impairment of $5,126 million, $4,949 million, $5,027 million, $9,737 million and $5,139 million for the years ended December 31, 2009, 2010, 2011, 2012 and 2013, respectively.

4

Basic earnings per common share are computed by dividing net income attributable to equity holders of ArcelorMittal by the weighted average number of common shares outstanding during the periods presented. Diluted earnings per common share include assumed shares from stock options, shares from restricted stock units and convertible debt (if dilutive) in the weighted average number of common shares outstanding during the periods presented.

5	Stainless steel assets and liabilities are reclassified to assets and liabilities held for distribution only as of December 31, 2010 and not as at the other year-ends in this table.
6	Including restricted cash of $90 million, $82 million, $84 million, $138 million and $160 million at December 31, 2009, 2010, 2011, 2012 and 2013 respectively.
7

The Consolidated Statements of Operations, Other Data and the Consolidated Statements of Financial Position have not been adjusted retrospectively for the adoption of the amendments to IAS 19 (“Employee Benefits”) as of and for the year ended December 31, 2009 due to the practical difficulties associated with obtaining such information.  In accordance with the transition provisions within IFRS 11 (“Joint Arrangements”), the Consolidated Statements of Operations, Other Data and the Consolidated Statements of Financial Position as of and for the year ended December 31, 2009 have not been adjusted retrospectively.

8

Shipments at group level were previously based on a simple aggregation, eliminating intra-segment shipments and excluding shipments of the former Distribution Solutions segment.  The new presentation of shipments eliminates both inter and intra-segment shipments which are primarily between Flat/Long plants and Tubular plants and continues to exclude the shipments of distribution activities.

B.    Capitalization and Indebtedness

Not applicable.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

ArcelorMittal’s business, financial condition, results of operations or prospects could be materially adversely affected by any of the risks and uncertainties described below.

Risks Related to the Global Economy and the Mining and Steel Industry

ArcelorMittal’s business and results are substantially affected by regional and global macroeconomic conditions.  Recessions or prolonged periods of weak growth in the global economy or the economies of ArcelorMittal’s key selling markets have in the past had and in the future would be likely to have a material adverse effect on the mining and steel industries and on ArcelorMittal’s business, results of operations and financial condition.

The mining and steel industries have historically been highly volatile.  This is due largely to the cyclical nature of the business sectors that are the principal consumers of steel and the industrial raw materials produced from mining, namely the automotive, construction, appliance, machinery, equipment, infrastructure and transportation industries.  Demand for minerals and metals and steel products thus generally correlates to macroeconomic fluctuations in the global economy.  This correlation and the adverse effect of macroeconomic downturns on metal mining companies and steel producers were evidenced in the 2008/2009 financial and subsequent economic crisis.  The results of both mining companies and steel producers were substantially affected, with many steel producers (including ArcelorMittal), in particular, recording sharply reduced revenues and operating losses.  Recovery from the severe economic downturn of 2008/2009 has been sluggish and uneven across various industries and sectors, and there can be no assurance that such recovery will continue.  In 2013, growth slowed although it continued in the emerging economies. Macroeconomic conditions improved in certain developed regions, such as North America, but remained weak in Europe. See “Item 5—Operating and Financial Review and Prospects—Economic Environment”. Growth of the Chinese economy, which in recent years has been one of the main demand drivers in the mining and steel industries, has continued to slow down, along with growth in other emerging economies that are substantial consumers of steel (such as Brazil, Russia, India, and many markets in the Asian, Middle Eastern and CIS regions).  A faltering of the recovery in North America, continued stagnation in Europe or a continued slowdown in emerging economies  would likely result in continued and prolonged subdued demand for (and hence the price of) steel, while a significant slowing of steel demand in China would likely have a negative impact on mineral prices. Should such events occur, they would likely have a material adverse effect on the mining and steel industries in general and on ArcelorMittal’s results of operations and financial condition in particular.

Continued weakness of the Euro-zone economy may continue to adversely affect the steel industry and ArcelorMittal’s business, results of operations and financial condition.

Steel producers with substantial sales in Europe, such as ArcelorMittal, were deeply affected by macroeconomic conditions in Europe over the 2011-2013 period, when the Euro-zone sovereign debt crisis and resulting austerity measures and other factors led to recession or stagnation in many of the national economies in the Euro-zone.

In 2013, demand for steel in the Euro-zone declined again, albeit mildly to over 30% below 2007 levels. While macroeconomic conditions in the Eurozone began to stabilize in 2013, growth remains anemic and current expectations are for a continued sluggish recovery in the Eurozone in the near to mid-term, with forecasts of 1.0% and 1.1% of growth in 2014 from the International Monetary Fund (forecast made in October 2013) and the European Central Bank (forecast made in December 2013), respectively.  Continued weakness or a renewed deterioration of the Euro-zone economy would most likely result in continued and prolonged reduced demand for (and hence price of) steel in Europe and have a material adverse effect on the European steel industry in general and on ArcelorMittal’s results of operations and financial condition in particular.

Excess capacity and oversupply in the steel industry may weigh on the profitability of steel producers, including ArcelorMittal.

In addition to economic conditions, the steel industry is affected by global and regional production capacity and fluctuations in steel imports/exports and tariffs. The steel industry globally has historically suffered from structural overcapacity, which is amplified during periods of global or regional economic weakness due to weaker global or regional demand.  In Europe, structural overcapacity is considerable, with studies indicating that European production capacity may exceed European demand by as much as 40%. In 2013, demand levels in Europe were more than 30% below those of 2007, widely considered to have been a peak in the industry cycle. Reaching equilibrium would therefore require supply-side reductions and/or demand recovery. These are difficult and costly to implement in the European context.  Moreover, the supply excess could be exacerbated by an increase in imports from emerging market producers. Outside of Europe, steel production capacity in China and certain other developing economies including Russia, Ukraine and Turkey, has increased substantially in recent years in response to a rapid increase in steel consumption in those markets.

China is the largest global steel producer by a large margin, and the balance between its domestic production and consumption has been an important factor influencing global steel prices in recent years.  Steel production capability in China now appears to be well in excess of China’s home market demand.  This imbalance has been exacerbated by the recent slowdown in China’s economic growth rate, which has led to decreased demand for steel products in China. As a result, China has become an increasingly larger net exporter of steel (principally to Asia).  Excess capacity from developing countries, such as China, may continue to result in exports of significant amounts of steel and steel products at prices that are at or below their costs of production, putting downward pressure on steel prices in other markets, including the United States and Europe.

Given these structural capacity issues, ArcelorMittal remains exposed to the risk of steel production increases in China and other markets outstripping any increases in real demand.  This “overhang” will likely weigh on steel prices and therefore exacerbate the “margin squeeze” in the steel industry created by high-cost raw materials, in particular in markets marked by overcapacity such as Europe.

Volatility in the supply and prices of raw materials, energy and transportation, and mismatches with steel price trends, as well as protracted low raw materials prices, could adversely affect ArcelorMittal’s results of operations.

Steel production consumes substantial amounts of raw materials including iron ore, coking coal and coke. Because the production of direct reduced iron, the production of steel in electric arc furnaces (“EAFs”) and the re-heating of steel involve the use of significant amounts of energy, steel companies are also sensitive to natural gas and electricity prices and dependent on having access to reliable supplies of energy. Any prolonged interruption in the supply of raw materials or energy would adversely affect ArcelorMittal’s results of operation and financial condition.

The prices of iron ore, coking coal, coke and scrap are highly volatile (for example in 2013 iron ore spot prices fluctuated between a peak of $160 per tonne in mid-February and $110 per tonne at the end of May, see “Item 5—Operating and Financial Review and Prospects—Raw Materials”) and may be affected by, among other factors: industry structural factors (including the oligopolistic nature of the (sea-borne) iron ore industry and the fragmented nature of the steel industry); demand trends in the steel industry itself and particularly from Chinese steel producers (as the largest group of producers); massive stocking and destocking activities (sudden drops in ore prices can push end-users to delay orders pushing prices further down); new laws or regulations; suppliers’ allocations to other purchasers; business continuity of suppliers; changes in pricing models; expansion projects of suppliers; interruptions in production by suppliers; accidents or other similar events at suppliers’ premises or along the supply chain; wars, natural disasters, political disruption and other similar events; fluctuations in exchange rates; the bargaining power of raw material suppliers; and the availability and cost of transportation. Although ArcelorMittal has substantial sources of iron ore and coal from its own mines and strategic long-term contracts (the Company’s self-sufficiency rates were 62% for iron ore and 19% for pulverized coal injection (“PCI”) and coal in 2013) and is both expanding output at such mines and has new mines under development, it nevertheless remains exposed to volatility in the supply and price of iron ore, coking coal and coke given that it obtains a significant portion of such raw materials under supply contracts from third parties.  The Company is also exposed directly to price volatility in iron ore and coal as it sells such minerals to third parties to an increasing extent.  This volatility was reflected directly in the results of the Company’s mining segment in 2013.

Historically, energy prices have varied significantly, and this trend is expected to continue due to market conditions and other factors beyond the control of steel companies.

Steel and raw material prices have historically been highly correlated. A drop in raw material prices therefore typically triggers a decrease in steel prices. During the 2008/2009 crisis and again in 2012, both steel and raw materials prices dropped sharply. Another risk is embedded in the timing of the production cycle: rapidly falling steel prices can trigger write-downs of raw material inventory purchased when steel prices were higher, as well as of unsold finished steel products. ArcelorMittal recorded substantial write-downs in 2008/2009 as a result of this. Furthermore, a lack of correlation or a time lag in correlation between raw material and steel prices may also occur and result in a “price-cost squeeze” in the steel industry.  ArcelorMittal experienced such a squeeze in late 2011, for example, when iron ore prices fell over 30% in three weeks in October 2011 and quickly resulted in a significant fall in steel prices while lower raw material prices had yet to feed into the Company’s operating costs and it continued to sell steel products using inventory manufactured with higher priced iron ore. ArcelorMittal experienced similar price-cost squeezes at various points in 2012 and in 2013. Because ArcelorMittal sources a substantial portion of its raw materials through long-term contracts with quarterly (or more frequent) formula-based or negotiated price adjustments and sells a substantial part of its steel products at spot prices, as a steel producer, it faces the risk of adverse differentials between its own production costs, which are affected by global raw materials and scrap prices, on the one hand, and trends for steel prices in regional markets, on the other hand. In addition to the Company’s exposure as a steelmaker, protracted periods of low prices of iron ore and to a lesser extent coal would weigh on the revenues and profitability of the Company’s mining business, as occurred in the second half of 2012 and at various points in 2013.  For additional details on ArcelorMittal’s raw materials supply and self-sufficiency, see “Item 4.B—Information on the Company —Business Overview—Other Raw Materials and Energy”.

Protracted low iron ore and steel prices would have a material adverse effect on ArcelorMittal’s results, as could price volatility.

ArcelorMittal sells both iron ore and steel products.  Protracted low iron ore prices have a negative effect on the results of its mining business, as a result of lower sale prices and lower margins on such sales.  In addition, as indicated above, iron ore prices and steel prices are generally highly correlated, and a drop in iron ore prices therefore typically triggers a decrease in steel prices.

As indicated above, the prices of iron ore and steel products are influenced by many factors, including demand, worldwide production capacity, capacity-utilization rates, global prices and contract arrangements, steel inventory levels and exchange rates.  ArcelorMittal’s results have shown the material adverse effect of prolonged periods of low prices.  Following an extended period of rising prices, global steel prices fell sharply during the financial and economic crisis of 2008/2009 as a result of the sharp drop in demand exacerbated by massive industry destocking (i.e., customer reductions of steel inventories).  This had a material adverse effect on ArcelorMittal and other steel producers, who experienced lower revenues, margins and, as discussed further below, write-downs of finished steel products and raw material inventories.  Steel prices gradually recovered in late 2009 and into 2010 while remaining below their pre-financial crisis peaks. Steel prices were highly volatile in both 2011 and 2012, with particularly sharp drops in both steel and iron ore prices occurring during the third quarter of 2012. In 2013, steel prices (as well as iron ore prices) were volatile, and remained subject to the risk of price corrections, in particular to spreads between higher prices in the United States than in China. ArcelorMittal’s results will likely continue to be affected by volatility in steel and raw material prices, as well as the ongoing risk of protracted low steel prices as any sustained steel price recovery would likely require raw material price support as well as a broad economic recovery in order to underpin an increase in real demand for steel products by end users.

Developments in the competitive environment in the steel industry could have an adverse effect on ArcelorMittal’s competitive position and hence its business, financial condition, results of operations or prospects.

The markets in which steel companies operate are highly competitive.  Competition—in the form of established producers expanding in new markets, smaller producers increasing production in anticipation of demand increases, amid an incipient recovery, or exporters selling excess capacity from markets such as China—could cause ArcelorMittal to lose market share, increase expenditures or reduce pricing.  Any of these developments could have a material adverse effect on its business, financial condition, results of operations or prospects.

Unfair trade practices in ArcelorMittal’s home markets could negatively affect steel prices and reduce ArcelorMittal’s profitability, while trade restrictions could limit ArcelorMittal’s access to key export markets.

ArcelorMittal is exposed to the effects of “dumping” and other unfair trade and pricing practices by competitors. Moreover, government subsidization of the steel industry remains widespread in certain countries, particularly those with centrally-controlled economies such as China.  As a consequence of the recent global economic crisis, there is an increased risk of unfairly-traded steel exports from such countries into various markets including North America and Europe, in which ArcelorMittal produces and sells its products. Such imports could have the effect of reducing prices and demand for ArcelorMittal products.

In addition, ArcelorMittal has significant exposure to the effects of trade sanctions and barriers due to the global nature of its operations. Various countries have in the past instituted trade sanctions and barriers, a recurrence of which could materially and adversely affect ArcelorMittal’s business by limiting the Company’s access to steel markets.

See “Item 4.B—Information on the Company—Business Overview—Government Regulations”.

ArcelorMittal has incurred and may incur in the future operating costs when production capacity is idled or increased costs to resume production at idled facilities.

ArcelorMittal’s decisions about which facilities to operate and at which levels are made based upon customers’ orders for products as well as the capabilities and cost performance of the Company’s facilities. Considering temporary or structural overcapacity in the current market situation, production operations are concentrated at several plant locations and certain facilities are idled in response to customer demand with operating costs still incurred at such idled facilities.

When idled facilities are restarted, ArcelorMittal incurs costs to replenish raw material inventories, prepare the previously idled facilities for operation, perform the required repair and maintenance activities and prepare employees to return to work safely and resume production responsibilities.

Competition from other materials could reduce market prices and demand for steel products and thereby reduce ArcelorMittal’s cash flow and profitability.

In many applications, steel competes with other materials that may be used as substitutes, such as aluminum (particularly in the automobile industry), cement, composites, glass, plastic and wood. Government regulatory initiatives mandating the use of such materials in lieu of steel, whether for environmental or other reasons, as well as the development of other new substitutes for steel products, could significantly reduce market prices and demand for steel products and thereby reduce ArcelorMittal’s cash flow and profitability.

ArcelorMittal is subject to strict environmental laws and regulations that could give rise to a significant increase in costs and liabilities.

ArcelorMittal is subject to a broad range of environmental laws and regulations in each of the jurisdictions in which it operates. These laws and regulations impose increasingly stringent environmental protection standards regarding, among others, air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices and the remediation of environmental contamination. The costs of complying with, and the imposition of liabilities pursuant to, environmental laws and regulations can be significant, and compliance with new and more stringent obligations may require additional capital expenditures or modifications in operating practices. Failure to comply can result in civil and or criminal penalties being imposed, the suspension of permits, requirements to curtail or suspend operations and lawsuits by third parties. Despite ArcelorMittal’s efforts to comply with environmental laws and regulations, environmental incidents or accidents may occur that negatively affect the Company’s reputation or the operations of key facilities.

ArcelorMittal also incurs costs and liabilities associated with the assessment and remediation of contaminated sites. In addition to the impact on current facilities and operations, environmental remediation obligations can give rise to substantial liabilities in respect of divested assets and past activities. This may also be the case for acquisitions when liabilities for past acts or omissions are not adequately reflected in the terms and price of the acquisition. ArcelorMittal could become subject to further remediation obligations in the future, as additional contamination is discovered or cleanup standards become more stringent.

Costs and liabilities associated with mining activities include those resulting from tailings and sludge disposal, effluent management, and rehabilitation of land disturbed during mining processes. ArcelorMittal could become subject to unidentified liabilities in the future, such as those relating to uncontrolled tailings breaches or other future events or to underestimated emissions of polluting substances.

ArcelorMittal’s operations may be located in areas where individuals or communities may regard its activities as having a detrimental effect on their natural environment and conditions of life. Any actions taken by such individuals or communities in response to such concerns could compromise ArcelorMittal’s profitability or, in extreme cases, the viability of an operation or the development of new activities in the relevant region or country.

See “Item 4.B—Information on the Company—Business Overview—Government Regulations—Environmental Laws and Regulations” and “Item 8.A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings”.

Laws and regulations restricting emissions of greenhouse gases could force ArcelorMittal to incur increased capital and operating costs and could have a material adverse effect on ArcelorMittal’s results of operations and financial condition.

Compliance with new and more stringent environmental obligations relating to greenhouse gas emissions may require additional capital expenditures or modifications in operating practices, as well as additional reporting obligations. The integrated steel process involves carbon and creates carbon dioxide (CO2), which distinguishes integrated steel producers from mini-mills and many other industries where CO2 generation is primarily linked to energy use.

The EU has established greenhouse gas regulations and is revising its emission trading system for the period 2013 to 2020 in a manner that may require ArcelorMittal to incur additional costs to acquire emissions allowances.  The United States required reporting of greenhouse gas emissions from certain large sources beginning in 2011 and has begun adopting and implementing regulations to restrict emissions of greenhouse gases under existing provisions of the Clean Air Act. Further measures, in the EU, the United States, and many other countries, may be enacted in the future. In particular, an international agreement, the Durban Platform for Enhanced Action, calls for a second phase of the Kyoto Protocol’s greenhouse gas emissions restrictions to be effective through 2020 and for a new international treaty to come into effect and be implemented from 2020.  Such obligations, whether in the form of a national or international cap-and-trade emissions permit system, a carbon tax, emissions controls, reporting requirements, or other regulatory initiatives, could have a negative effect on ArcelorMittal’s production levels, income and cash flows. Such regulations could also have a negative effect on the Company’s suppliers and customers, which could result in higher costs and lower sales.

Moreover, many developing nations have not yet instituted significant greenhouse gas regulations. It is possible that a future international agreement to regulate emissions may provide exemptions and lower standards for developing nations. In such case, ArcelorMittal may be at a competitive disadvantage relative to steelmakers having more or all of their production in such countries.

See “Item 4.B—Information on the Company—Business Overview—Government Regulations—Environmental Laws and Regulations” and “Item 8.A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Environmental Liabilities”.

ArcelorMittal is subject to stringent health and safety laws and regulations that give rise to significant costs and could give rise to significant liabilities.

ArcelorMittal is subject to a broad range of health and safety laws and regulations in each of the jurisdictions in which it operates. These laws and regulations, as interpreted by relevant agencies and the courts, impose increasingly stringent health and safety protection standards. The costs of complying with, and the imposition of liabilities pursuant to, health and safety laws and regulations could be significant, and failure to comply could result in the assessment of civil and criminal penalties, the suspension of permits or operations, and lawsuits by third parties.

Despite ArcelorMittal’s efforts to monitor and reduce accidents at its facilities (see “Item 4B—Information on the Company—Business Overview—Government Regulations—Health and Safety Laws and Regulations”), health and safety incidents do occur, some of which may result in costs and liabilities and negatively impact ArcelorMittal’s reputation or the operations of the affected facility. Such accidents could include explosions or gas leaks, fires or collapses in underground mining operations, vehicular accidents, other accidents involving mobile equipment, or exposure to radioactive or other potentially hazardous materials. Some of ArcelorMittal’s industrial activities involve the use, storage and transport of dangerous chemicals and toxic substances, and ArcelorMittal is therefore subject to the risk of industrial accidents which could have significant adverse consequences for the Company’s workers and facilities, as well as the environment. Such accidents could lead to production stoppages, loss of key personnel, the loss of key assets, or put at risk employees (and those of sub-contractors and suppliers) or persons living near affected sites.

Under certain circumstances, authorities could require ArcelorMittal facilities to curtail or suspend operations based on health and safety concerns.  For example, in August 2012 a local court in Italy ordered the partial closure of another company’s large steel manufacturing facility, based on concerns that its long lasting air emissions were harming the health of workers and nearby residents.  The industry is concerned that the court decision could lead to more stringent permit and other requirements, particularly at the local level, or to other similar local or national court decisions in the EU.

See “Item 4.B—Information on the Company—Business Overview—Government Regulations—Environmental Laws and Regulations” and “Item 8.A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings”.

Risks Related to ArcelorMittal

ArcelorMittal has a substantial amount of indebtedness, which could make it more difficult or expensive to refinance its maturing debt, incur new debt and/or flexibly manage its business.

As of December 31, 2013, ArcelorMittal had total debt outstanding of $22.3 billion, consisting of $4.1 billion of short-term indebtedness (including payables to banks and the current portion of long-term debt) and $18.2 billion of long-term indebtedness. As of December 31, 2013, ArcelorMittal had $6.2 billion of cash and cash equivalents, including restricted cash, and $6.0 billion available to be drawn under existing credit facilities. As of December 31, 2013, substantial amounts of indebtedness mature in 2014 ($4.1 billion), 2015 ($2.5 billion), 2016 ($2.4 billion), 2017 ($2.9 billion) and 2018 ($2.3 billion). See “Item 5.B—Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

If the mining and steel markets were to deteriorate again, consequently reducing operating cash flows, ArcelorMittal’s gearing (long-term debt, plus short-term debt, less cash and cash equivalents and restricted cash, divided by total equity) would likely increase, absent sufficient asset disposals and further capital raises.  In such a scenario, ArcelorMittal may have difficulty accessing financial markets to refinance maturing debt on acceptable terms or, in extreme scenarios, come under liquidity pressure.

ArcelorMittal’s access to financial markets for refinancing also depends on conditions in the global capital and credit markets which are volatile.  During the 2008/2009 financial and economic crisis and again at the height of the Euro-zone sovereign debt crisis, access to the financial markets was restricted for many companies and various macroeconomic and financial market factors could cause this to happen again. Under such circumstances, the Company could experience difficulties in accessing the financial markets on acceptable terms or at all.

ArcelorMittal’s high level of debt outstanding could have adverse consequences more generally, including by impairing its ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes, and limiting its flexibility to adjust to changing market conditions or withstand competitive pressures, resulting in greater vulnerability to a downturn in general economic conditions.  While ArcelorMittal is targeting a further reduction in “net debt” (i.e., long-term debt net of current portion plus payables to banks and current portion of long-term debt, less cash and cash equivalents, restricted cash and short-term investments), there is no assurance that it will succeed.

Moreover, ArcelorMittal could, in order to increase its financial flexibility and strengthen its balance sheet, implement capital raising measures such as equity offerings (as was done in January 2013), which could (depending on how they are structured) dilute the interests of existing shareholders.  In addition, ArcelorMittal is pursuing a policy of asset disposals in order to reduce debt. These asset disposals are subject to execution risk and may fail to materialize, and the proceeds received from them may not reflect values that management believes are achievable and/or cause substantial accounting losses (particularly if the disposals are done in difficult market conditions). In addition, to the extent that the asset disposals include the sale of all or part of core assets (including through an increase in the share of minority interests, such as the ArcelorMittal Mines Canada transaction completed in 2013), this could reduce ArcelorMittal’s consolidated cash flows and or the economic interest of ArcelorMittal shareholders in such assets, which may be cash-generative and profitable ones.

In addition, credit rating agencies could downgrade ArcelorMittal’s ratings either due to factors specific to ArcelorMittal, a prolonged cyclical downturn in the steel industry or macroeconomic trends (such as global or regional recessions) and trends in credit and capital markets more generally.  In this respect, Standard & Poor’s, Moody's and Fitch downgraded the Company’s rating to below “investment grade” in August, November and December 2012, respectively, and Standard & Poor’s and Moody’s currently have ArcelorMittal’s credit rating on negative outlook.  The margin under ArcelorMittal’s principal credit facilities and certain of its outstanding bonds is subject to adjustment in the event of a change in its long-term credit ratings, and the August, November and December 2012 downgrades resulted in increased interest expense. See “Item 5.B—Operating and Financial Review and Prospects—Liquidity and Capital Resources”. Any further downgrades in ArcelorMittal’s credit ratings would result in a further increase in its cost of borrowing and could significantly harm its financial condition and results of operations as well as hinder its ability to refinance its existing indebtedness on acceptable terms.

ArcelorMittal’s principal credit facilities contain restrictive covenants.  These covenants limit, inter alia, encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. ArcelorMittal’s principal credit facilities also include the following financial covenant: ArcelorMittal must ensure that the “Leverage Ratio”, being the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the ArcelorMittal group for a Measurement Period, subject to certain adjustments as defined in the facilities), at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of ArcelorMittal), is not greater than a ratio of 4.25 to one or 3.5 to one, depending on the facility (See “Item 5.B—Operating and Financial Review and Prospects—Liquidity and Capital Resources”). As of December 31, 2013, the Company was in compliance with the Leverage Ratios.

The restrictive and financial covenants could limit ArcelorMittal’s operating and financial flexibility. Failure to comply with any covenant would enable the lenders to accelerate ArcelorMittal’s repayment obligations. Moreover, ArcelorMittal’s debt facilities have provisions whereby certain events relating to other borrowers within the ArcelorMittal group could, under certain circumstances, lead to acceleration of debt repayment under such credit facilities. Any invocation of these cross-acceleration clauses could cause some or all of the other debt to accelerate, creating liquidity pressures.  In addition, even market perception of a potential breach of any financial covenant could have a negative impact on ArcelorMittal’s ability to refinance its indebtedness on acceptable conditions.

Furthermore, some of ArcelorMittal’s debt is subject to floating rates of interest and thereby exposes ArcelorMittal to interest rate risk (i.e., if interest rates rise, ArcelorMittal’s debt service obligations on its floating rate indebtedness would increase). Depending on market conditions, ArcelorMittal from time to time uses interest-rate swaps or other financial instruments to hedge a portion of its interest rate exposure either from fixed to floating or floating to fixed.  After taking into account interest-rate derivative financial instruments, ArcelorMittal had exposure to 93% of its debt at fixed interest rates and 7% at floating rates as of December 31, 2013.

Finally, ArcelorMittal has foreign exchange exposure in relation to its debt, approximately 29% of which is denominated in euros as of December 31, 2013, while its financial statements are denominated in U.S. dollars.  This creates balance sheet exposure, with a depreciation of the U.S. dollar against the euro leading to an increase in debt (including for covenant compliance measurement purposes).

See “Item 5.B—Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

ArcelorMittal’s growth strategy includes greenfield and brownfield projects that are inherently subject to completion and financing risks.

As a part of its growth strategy, the Company plans to expand its steel-making capacity and raw materials production through a combination of brownfield growth, new greenfield projects and acquisitions, mainly in emerging markets. See “Item 4.B—Information on the Company—Business Overview—Business Strategy”.  To the extent that these plans proceed, these projects would require substantial capital expenditures, including in 2014 and 2015, and their timely completion and successful operation may be affected by factors beyond the control of ArcelorMittal. These factors include receiving financing on reasonable terms, obtaining or renewing required regulatory approvals and licenses, securing and maintaining adequate property rights to land and mineral resources (especially in connection with mining projects in certain developing countries in which security of title with respect to mining concessions and property rights remains weak), local opposition to land acquisition or project development (as experienced, for example, in connection with the Company’s Keonjhar steel project in India, which resulted in the abandonment of the project see “Item 4.A—Information on the Company —History and Development of the Company—Updates on Previously Announced Investment Projects”), managing relationships with or obtaining consents from other shareholders, revision of economic viability (as experienced, for example, in connection with the termination of the  Mauritania iron ore mining project see “Item 4.A—Information on the Company —History and Development of the Company—Updates on Previously Announced Investment Projects”), demand for the Company’s products and general economic conditions. Any of these factors may cause the Company to delay, modify or forego some or all aspects of its expansion plans. The Company cannot guarantee that it will be able to execute its greenfield or brownfield development projects, and to the extent that they proceed, that it will be able to complete them on schedule, within budget, or achieve an adequate return on its investment.

Greenfield projects can also, in addition to general factors, have project-specific factors that increase the level of risk.  For example, the Company, via Baffinland Iron Mines Corporation (“Baffinland”), a 50/50 joint arrangement, is developing the Mary River iron ore deposit in the northern end of Baffin Island in the Canadian Arctic.  The scale of this project, which has been split into several developmental phases, the first of which was commenced in 2013, and the location of the deposit raise unique challenges, including extremely harsh weather conditions, lack of transportation and other infrastructure and environmental concerns.  Similar to other greenfield development projects, it is subject to construction and permitting risks, including the risk of significant cost overruns and delays in construction, infrastructure development, start-up and commissioning.  The region is known for its harsh and unpredictable weather conditions resulting in periods of limited access and general lack of infrastructure.  Other specific risks the project is subject to include, but are not limited to (i) delays in obtaining, or conditions imposed by, regulatory approvals; (ii) risks associated with obtaining amendments to existing regulatory approvals or permits and additional regulatory approvals or permits which will be required; (iii) existing litigation risks; (iv) fluctuations in prices for iron ore affecting the future profitability of the project; and (v) risks associated with the Company and its partner being in a position to finance their respective share of project costs and/or obtaining financing on commercially reasonable terms.  As a result, there can be no assurance that the Mary River Project will proceed in accordance with current expectations.

ArcelorMittal’s mining operations are subject to risks associated with mining activities.

ArcelorMittal operates mines and has substantially increased the scope of its mining activities in recent years. Mining operations are subject to hazards and risks usually associated with the exploration, development and production of natural resources, any of which could result in production shortfalls or damage to persons or property. In particular, hazards associated with open-pit mining operations include, among others:

•         flooding of the open pit;

•         collapse of the open-pit wall;

•         accidents associated with the operation of large open-pit mining and rock transportation equipment;

•         accidents associated with the preparation and ignition of large-scale open-pit blasting operations;

•         production disruptions due to weather; and

•         hazards associated with the disposal of mineralized waste water, such as groundwater and waterway contamination.

Hazards associated with underground mining operations, of which ArcelorMittal has several, include, among others:

•         underground fires and explosions, including those caused by flammable gas;

•         gas and coal outbursts;

•         cave-ins or falls of ground;

•         discharges of gases and toxic chemicals;

•         flooding;

•         sinkhole formation and ground subsidence;

•         other accidents and conditions resulting from drilling;

•         difficulties associated with mining in extreme weather conditions, such as the Arctic; and

•         blasting, removing, and processing material from an underground mine.

ArcelorMittal is exposed to all of these hazards. The occurrence of any of the events listed above could delay production, increase production costs and result in death or injury to persons, damage to property and liability for ArcelorMittal, some or all of which may not be covered by insurance, as well as substantially harm ArcelorMittal’s reputation as a company focused on ensuring the health and safety of its employees.

ArcelorMittal’s reserve estimates may materially differ from mineral quantities that it may be able to actually recover; ArcelorMittal’s estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine.

ArcelorMittal’s reported reserves are estimated quantities of ore and metallurgical coal that it has determined can be economically mined and processed under present and anticipated conditions to extract their mineral content. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of mineral production, including factors beyond ArcelorMittal’s control. Reserve engineering involves estimating deposits of minerals that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. As a result, no assurance can be given that the indicated amount of ore or coal will be recovered or that it will be recovered at the anticipated rates. Estimates may vary, and results of mining and production subsequent to the date of an estimate may lead to revisions of estimates. Reserve estimates and estimates of mine life may require revisions based on actual production experience and other factors. For example, fluctuations in the market prices of minerals and metals, reduced recovery rates or increased operating and capital costs due to inflation, exchange rates, mining duties or other factors may render proven and probable reserves uneconomic to exploit and may ultimately result in a restatement of reserves.

Drilling and production risks could adversely affect the mining process.

Substantial time and expenditures are required to:

•         establish mineral reserves through drilling;

•         determine appropriate mining and metallurgical processes for optimizing the recovery of metal contained in ore and coal;

•         obtain environmental and other licenses;

•         construct mining, processing facilities and infrastructure required for greenfield properties; and

•         obtain the ore or coal or extract the minerals from the ore or coal.

If a project proves not to be economically feasible by the time ArcelorMittal is able to exploit it, ArcelorMittal may incur substantial losses and be obliged to recognize impairments. In addition, potential changes or complications involving metallurgical and other technological processes arising during the life of a project may result in delays and cost overruns that may render the project not economically feasible.

ArcelorMittal faces rising extraction costs over time as reserves deplete.

Reserves are gradually depleted in the ordinary course of a given mining operation. As mining progresses, distances to the primary crusher and to waste deposits become longer, pits become steeper and underground operations become deeper. As a result, over time, ArcelorMittal usually experiences rising unit extraction costs with respect to each mine.

ArcelorMittal has grown through acquisitions and may continue to do so. Failure to manage external growth and difficulties integrating acquired companies and subsequently implementing steel and mining development projects could harm ArcelorMittal’s future results of operations, financial condition and prospects.

ArcelorMittal results from Mittal Steel’s 2006 acquisition of, and 2007 merger with, Arcelor, a company of approximately equivalent size. Arcelor itself resulted from the combination of three steel companies, and Mittal Steel had previously grown through numerous acquisitions over many years. ArcelorMittal made numerous acquisitions in 2007 and 2008.  While the Company’s large-scale M&A activity has been less extensive since the 2008 financial crisis, it could make substantial acquisitions at any time.  For example, in November 2013, the Company entered into a 50/50 joint venture partnership with Nippon Steel & Sumitomo Metal Corporation (“NSSMC”) to acquire from ThyssenKrupp 100% of ThyssenKrupp Steel USA (“TK Steel USA”), a steel processing plant situated in Calvert, Alabama, for an agreed price of $1.55 billion. The waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act (“U.S. HSR Act”) terminated on January 29, 2014 with respect to this acquisition. The transaction is expected to close during the first quarter of 2014.

The Company’s past growth through acquisitions has entailed significant investment and increased operating costs, as well as requiring greater allocation of management resources away from daily operations. Managing growth has required the continued development of ArcelorMittal’s financial and management information control systems, the integration of acquired assets with existing operations, the adoption of manufacturing best practices, attracting and retaining qualified management and personnel (particularly to work at more remote sites where there is a shortage of skilled personnel) as well as the continued training and supervision of such personnel, and the ability to manage the risks and liabilities associated with the acquired businesses. Failure to continue to manage such growth could have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects. In particular, if integration of acquisitions is not successful, ArcelorMittal could lose key personnel and key customers, and may not be able to retain or expand its market position.

A Mittal family trust has the ability to exercise significant influence over the outcome of shareholder votes.

As of December 31, 2013, a trust (HSBC Trust (C.I.) Limited, as trustee), of which Mr. Lakshmi N. Mittal, Mrs. Usha Mittal and their children are the beneficiaries, beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) shares amounting (when aggregated with ordinary shares of ArcelorMittal and options to acquire ordinary shares held directly by Mr. and Mrs. Mittal) to 656,031,811 shares, representing 39.39% of ArcelorMittal’s outstanding shares. See “Item 7.A—Major Shareholders and Related Party Transactions—Major Shareholders”. The trust has the ability to significantly influence the decisions adopted at the ArcelorMittal general meetings of shareholders, including matters involving mergers or other business combinations, the acquisition or disposition of assets, issuances of equity and the incurrence of indebtedness. The trust also has the ability to significantly influence a change of control of ArcelorMittal.

The loss or diminution of the services of the Chairman of the Board of Directors and Chief Executive Officer of ArcelorMittal could have an adverse effect on its business and prospects.

The Chairman of the Board of Directors and Chief Executive Officer of ArcelorMittal, Mr. Lakshmi N. Mittal, has for over 30 years contributed significantly to shaping and implementing the business strategy of Mittal Steel and subsequently ArcelorMittal. His strategic vision was instrumental in the creation of the world’s largest and most global steel group. The loss or any diminution of the services of the Chairman of the Board of Directors and Chief Executive Officer could have an adverse effect on ArcelorMittal’s business and prospects. ArcelorMittal does not maintain key person life insurance on its Chairman of the Board of Directors and Chief Executive Officer.

ArcelorMittal is a holding company that depends on the earnings and cash flows of its operating subsidiaries, which may not be sufficient to meet future operational needs or for shareholder distributions.

Because ArcelorMittal is a holding company, it is dependent on the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses, meet its debt service obligations, pay any cash dividends or distributions on its ordinary shares or conduct share buy-backs.  Significant cash or cash equivalent balances may be held from time to time at the Company’s international operating subsidiaries, including in particular those in France, where the Company maintains a cash management system under which most of its cash and cash equivalents are centralized, and in Argentina, Brazil, South Africa, Ukraine and Venezuela.  Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions on such operating subsidiaries’ ability to pay dividends, but such restrictions are not significant in the context of ArcelorMittal’s overall liquidity.  Repatriation of funds from operating subsidiaries may also be affected by tax and foreign exchange policies in place from time to time in the various countries where the Company operates, though none of these policies are currently significant in the context of ArcelorMittal’s overall liquidity.  Under the laws of Luxembourg, ArcelorMittal will be able to pay dividends or distributions only to the extent that it is entitled to receive cash dividend distributions from its subsidiaries, recognize gains from the sale of its assets or record share premium from the issuance of shares.

If earnings and cash flows of its operating subsidiaries are substantially reduced, ArcelorMittal may not be in a position to meet its operational needs or to make shareholder distributions in line with announced proposals.

Changes in assumptions underlying the carrying value of certain assets, including as a result of adverse market conditions, could result in impairment of such assets, including intangible assets such as goodwill.

At each reporting date, ArcelorMittal reviews the carrying amounts of its tangible and intangible assets (excluding goodwill, which is reviewed annually or whenever changes in circumstances indicate that the carrying amount may not be recoverable) to determine whether there is any indication that the carrying amount of those assets may not be recoverable through continuing use. If any such indication exists, the recoverable amount of the asset (or cash generating unit) is reviewed in order to determine the amount of the impairment, if any. The recoverable amount is the higher of its net selling price (fair value reduced by selling costs) and its value in use.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or cash generating unit). If the recoverable amount of an asset (or cash generating unit) is estimated to be less than its carrying amount, an impairment loss is recognized. An impairment loss is recognized as an expense immediately as part of operating income in the consolidated statements of operations.

Goodwill represents the excess of the amounts ArcelorMittal paid to acquire subsidiaries and other businesses over the fair value of their net assets at the date of acquisition. Goodwill has been allocated at the level of the Company’s former eight operating segments; the lowest level at which goodwill is monitored for internal management purposes. Goodwill is tested for impairment annually at the levels of the groups of cash generating units which correspond to the operating segments during the fourth quarter, or when changes in the circumstances indicate that the carrying amount may not be recoverable. The recoverable amounts of the groups of cash generating units are determined on the basis of value in use calculations, which depend on certain key assumptions. These include assumptions regarding the shipments, discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The growth rates are based on the Company’s growth forecasts, which are in line with industry trends. Changes in selling prices and direct costs are based on historical experience and expectations of future changes in the market. See Notes 2 and 10 to ArcelorMittal’s consolidated financial statements.

If management’s estimates change, the estimate of the recoverable amount of goodwill or the asset could fall significantly and result in impairment. While impairment does not affect reported cash flows, the decrease of the estimated recoverable amount and the related non-cash charge in the consolidated statements of operations could have a material adverse effect on ArcelorMittal’s results of operations. For example, in 2012, the Company recorded an impairment charge of $4.3 billion with respect to goodwill in its European business. Following these impairment charges, substantial amounts of goodwill and other intangible assets remain recorded on its balance sheet (there was $7.7 billion of goodwill and $1.0 billion of other intangibles on the balance sheet at December 31, 2013). No assurance can be given as to the absence of significant further impairment losses in future periods, particularly if market conditions continue to deteriorate. In particular, management believes that reasonably possible changes in key assumptions, utilized in the October 31, 2013 impairment test, would cause an additional impairment loss to be recognized in respect of the former operating segments Flat Carbon Europe, Flat Carbon Americas, Long Carbon Europe and AACIS, which account for $5.2 billion of goodwill at December 31, 2013. See Note 10 to ArcelorMittal’s consolidated financial statements.

The Company’s investment projects may add to its financing requirements and adversely affect its cash flows and results of operations.

The steelmaking and mining businesses are capital intensive requiring substantial ongoing maintenance capital expenditure.  In addition, ArcelorMittal has plans to continue certain investment projects and has certain capital expenditure obligations from transactions entered into in the past.  See “Item 4.A—Information on the Company—History and Development of the Company—Updates on Previously Announced Investment Projects”, “Item 5.F—Operating and Financial Review and Prospects—Tabular Disclosure of Contractual Obligations” and Note 24 to ArcelorMittal’s consolidated financial statements.  ArcelorMittal expects to fund these capital expenditures primarily through internal sources.  Such sources may not suffice, however, depending on the amount of internally generated cash flow and other uses of cash.  If not, ArcelorMittal may need to choose between incurring external financing, further increasing the Company’s level of indebtedness, or foregoing investments in projects targeted for profitable growth.

See “Item 4.A—Information on the Company—History and Development of the Company—Updates on Previously Announced Investment Projects”.

Underfunding of pension and other post-retirement benefit plans at some of ArcelorMittal’s operating subsidiaries could require the Company to make substantial cash contributions to pension plans or to pay for employee healthcare, which may reduce the cash available for ArcelorMittal’s business.

ArcelorMittal’s principal operating subsidiaries in Brazil, Canada, Europe, South Africa and the United States provide defined benefit pension plans to their employees. Some of these plans are currently underfunded. At December 31, 2013, the value of ArcelorMittal USA’s pension plan assets was $2.9 billion, while the projected benefit obligation was $3.6 billion, resulting in a deficit of $0.7 billion. At December 31, 2013, the value of the pension plan assets of ArcelorMittal’s Canadian subsidiaries was $3.2 billion, while the projected benefit obligation was $3.6 billion, resulting in a deficit of $0.4 billion. At December 31, 2013, the value of the pension plan assets of ArcelorMittal’s European subsidiaries was $0.8 billion, while the projected benefit obligation was $2.8 billion, resulting in a deficit of $2.0 billion. ArcelorMittal USA, ArcelorMittal’s Canadian subsidiaries, and ArcelorMittal’s European subsidiaries also had partially underfunded post-employment benefit obligations relating to life insurance and medical benefits as of December 31, 2013. The consolidated obligations totaled $5.9 billion as of December 31, 2013, while underlying plan assets were only $0.7 billion, resulting in a deficit of $5.2 billion. See Note 25 to ArcelorMittal’s consolidated financial statements.

ArcelorMittal’s funding obligations depend upon future asset performance, which is tied to equity markets to a substantial extent, the level of interest rates used to discount future liabilities, actuarial assumptions and experience, benefit plan changes and government regulation. Because of the large number of variables that determine pension funding requirements, which are difficult to predict, as well as any legislative action, future cash funding requirements for ArcelorMittal’s pension plans and other post-employment benefit plans could be significantly higher than current estimates. In these circumstances funding requirements could have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects.

ArcelorMittal could experience labor disputes that may disrupt its operations and its relationships with its customers and its ability to rationalize operations and reduce labor costs in certain markets may be limited in practice or encounter implementation difficulties.

A majority of the employees of ArcelorMittal and of its contractors are represented by labor unions and are covered by collective bargaining or similar agreements, which are subject to periodic renegotiation (see “Item 6.D—Directors, Senior Management and Employees—Employees). Strikes or work stoppages could occur prior to, or during, the negotiations preceding new collective bargaining agreements, during wage and benefits negotiations or during other periods for other reasons, in particular in connection with any announced intentions to close certain sites.  ArcelorMittal periodically experiences strikes and work stoppages at various facilities.  Prolonged strikes or work stoppages, which may increase in their severity and frequency, may have an adverse effect on the operations and financial results of ArcelorMittal.

Faced with temporary or structural overcapacity in various markets, particularly developed ones, ArcelorMittal has in the past sought and may in the future seek to rationalize operations through temporary shutdowns and closures of plants.  These initiatives have in the past and may in the future lead to protracted labor disputes and political controversy.  For example, in 2012, the announced closure of the liquid phase of ArcelorMittal’s plant in Florange, France attracted substantial media and political attention – even at one stage involving the threat of nationalization – and the resolution was negotiated with the government.  Such situations carry the risk of delaying or increasing the cost of production rationalization measures, harming ArcelorMittal’s reputation and business standing in given markets and even the risk of nationalization.

ArcelorMittal is subject to economic policy risks and political, social and legal uncertainties in certain of the emerging markets in which it operates or proposes to operate, and these uncertainties may have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects.

ArcelorMittal operates, or proposes to operate, in a large number of emerging markets. In recent years, many of these countries have implemented measures aimed at improving the business environment and providing a stable platform for economic development. ArcelorMittal’s business strategy has been developed partly on the assumption that this modernization, restructuring and upgrading of the business climate and physical infrastructure will continue, but this cannot be guaranteed. Any slowdown in the development of these economies could have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects, as could insufficient investment by government agencies or the private sector in physical infrastructure. For example, the failure of a country to develop reliable electricity and natural gas supplies and networks, and any resulting shortages or rationing, could lead to disruptions in ArcelorMittal’s production.

Moreover, some of the countries in which ArcelorMittal operates have been undergoing substantial political transformations from centrally-controlled command economies to market-oriented systems or from authoritarian regimes to democratically-elected governments and vice-versa. Political, economic and legal reforms necessary to complete such transformation may not progress sufficiently. On occasion, ethnic, religious, historical and other divisions have given rise to tensions and, in certain cases, wide-scale civil disturbances and military conflict. The political systems in these countries are vulnerable to their populations’ dissatisfaction with their government, reforms or the lack thereof, social and ethnic unrest and changes in governmental policies, any of which could have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects and its ability to continue to do business in these countries.  For example, widespread civil unrest in the Ukraine resulted in the removal of the President from office in February 2014 and calls by the country’s interim leadership for a presidential election in the coming months. In addition, certain of ArcelorMittal’s operations are also located in areas where acute drug-related violence (including executions and kidnappings of non-gang civilians) occurs and the largest drug cartels operate, such as the states of Michoacan, Sinaloa and Sonora in Mexico.

In addition, the legal systems in some of the countries in which ArcelorMittal operates remain less than fully developed, particularly with respect to the independence of the judiciary, property rights, the protection of foreign investment and bankruptcy proceedings, generally resulting in a lower level of legal certainty or security for foreign investment than in more developed countries.

ArcelorMittal may encounter difficulties in enforcing court judgments or arbitral awards in some countries in which it operates among other reasons because those countries may not be parties to treaties that recognize the mutual enforcement of court judgments. Assets in certain countries where ArcelorMittal operates could also be at risk of expropriation or nationalization, and compensation for such assets may be below fair value. For example, the Venezuelan government has implemented a number of selective nationalizations of companies operating in the country to date. Although ArcelorMittal believes that the long-term growth potential in emerging markets is strong, and intends them to be the focus of the majority of its near-term growth capital expenditures, legal obstacles could have a material adverse effect on the implementation of ArcelorMittal’s growth plans and its operations in such countries.

ArcelorMittal’s results of operations could be affected by fluctuations in foreign exchange rates, particularly the euro to U.S. dollar exchange rate, as well as by exchange controls imposed by governmental authorities in the countries where it operates.

ArcelorMittal operates and sells products globally, and, as a result, its business, financial condition, results of operations or prospects could be adversely affected by fluctuations in exchange rates. A substantial portion of ArcelorMittal’s assets, liabilities, operating costs, sales and earnings are denominated in currencies other than the U.S. dollar (ArcelorMittal’s reporting currency). Accordingly, fluctuations in exchange rates to the U.S. dollar, could have an adverse effect on its business, financial condition, results of operations or prospects.

ArcelorMittal operates in several countries whose currencies are, or have in the past been, subject to limitations imposed by those countries’ central banks, or which have experienced sudden and significant devaluations.  In Europe, the ongoing weakness raises the risk of a substantial depreciation of the euro against the U.S. dollar.  In emerging countries where ArcelorMittal has operations and/or generates substantial revenue, such as Argentina, Brazil, Venezuela and Ukraine, the risk of significant currency devaluation is high. Currency devaluations, the imposition of new exchange controls or other similar restrictions on currency convertibility, or the tightening of existing controls, in the countries in which ArcelorMittal operates could adversely affect its business, financial condition, results of operations or prospects. See “Item 4.B—Information on the Company—Business Overview—Government Regulations—Key Currency Regulations and Exchange Controls”.

Disruptions to ArcelorMittal’s manufacturing processes could adversely affect its operations, customer service levels and financial results.

Steel manufacturing processes are dependent on critical steel-making equipment, such as furnaces, continuous casters, rolling mills and electrical equipment (such as transformers), and such equipment may incur downtime as a result of unanticipated failures or other events, such as fires or furnace breakdowns. ArcelorMittal’s manufacturing plants have experienced, and may in the future experience, plant shutdowns or periods of reduced production as a result of such equipment failures or other events, such as the fire that occurred in February 2013 at the Vanderbijlpark plant of ArcelorMittal South Africa (see “Item 4.A—Information on the Company—History and Development of the Company—Key Transactions and Events in 2013”). To the extent that lost production as a result of such a disruption cannot be compensated for by unaffected facilities, such disruptions could have an adverse effect on ArcelorMittal’s operations, customer service levels and results of operations.

Natural disasters could damage ArcelorMittal’s production facilities.

Natural disasters could significantly damage ArcelorMittal’s production facilities and general infrastructure. For example, ArcelorMittal Lázaro Cárdenas’s production facilities located in Lázaro Cárdenas, Michoacán, Mexico and ArcelorMittal Galati’s production facilities in Romania are located in or close to regions prone to earthquakes of varying magnitudes. The Lázaro Cárdenas area has, in addition, been subject to a number of tsunamis in the past. ArcelorMittal Point Lisas is located in Trinidad & Tobago, an area vulnerable to both hurricanes and earthquakes. The ArcelorMittal wire drawing operations in the United States are located in an area subject to tornados. Extensive damage to the foregoing facilities or any of ArcelorMittal’s other major production complexes and potential resulting staff casualties, whether as a result of floods, earthquakes, tornados, hurricanes, tsunamis or other natural disasters, could, to the extent that lost production could not be compensated for by unaffected facilities, severely affect ArcelorMittal’s ability to conduct its business operations and, as a result, reduce its future operating results.

ArcelorMittal’s insurance policies provide limited coverage, potentially leaving it uninsured against some business risks.

The occurrence of an event that is uninsurable or not fully insured could have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects. ArcelorMittal maintains insurance on property and equipment and product liability insurance in amounts believed to be consistent with industry practices but it is not fully insured against all such risks. ArcelorMittal’s insurance policies cover physical loss or damage to its property and equipment on a reinstatement basis arising from a number of specified risks and certain consequential losses, including business interruption arising from the occurrence of an insured event under the policies. Under ArcelorMittal’s property and equipment policies, damages and losses caused by certain natural disasters, such as earthquakes, floods and windstorms, are also covered. ArcelorMittal also maintains various other types of insurance, such as directors’ and officers’ liability insurance, workmen’s compensation insurance and marine insurance.

In addition, ArcelorMittal maintains trade credit insurance on receivables from selected customers, subject to limits that it believes are consistent with those in the industry, in order to protect it against the risk of non-payment due to customers’ insolvency or other causes. Not all of ArcelorMittal’s customers are or can be insured, and even when insurance is available, it may not fully cover the exposure.

Notwithstanding the insurance coverage that ArcelorMittal and its subsidiaries carry, the occurrence of an event that causes losses in excess of limits specified under the relevant policy, or losses arising from events not covered by insurance policies, could materially harm ArcelorMittal’s financial condition and future operating results.

Product liability claims could have a significant adverse financial impact on ArcelorMittal.

ArcelorMittal sells products to major manufacturers engaged in manufacturing and selling a wide range of end products. ArcelorMittal also from time to time offers advice to these manufacturers. Furthermore, ArcelorMittal’s products are also sold to, and used in, certain safety-critical applications, such as, for example, pipes used in gas or oil pipelines and in automotive applications. There could be significant consequential damages resulting from the use of or defects in such products. ArcelorMittal has a limited amount of product liability insurance coverage, and a major claim for damages related to ArcelorMittal products sold and, as the case may be, advice given in connection with such products could leave ArcelorMittal uninsured against a portion or the entirety of the award and, as a result, materially harm its financial condition and future operating results.

ArcelorMittal is subject to regulatory risk, and may incur liabilities arising from investigations by governmental authorities, litigation and fines, among others, regarding its pricing and marketing practices or other antitrust matters.

ArcelorMittal is the largest steel producer in the world. As a result of this position, ArcelorMittal may be subject to exacting scrutiny from regulatory authorities and private parties, particularly regarding its trade practices and dealings with customers and counterparties. As a result of its position in the steel markets and its historically acquisitive growth strategy, ArcelorMittal could be subject to governmental investigations and lawsuits based on antitrust laws in particular. These could require significant expenditures and result in liabilities or governmental orders that could have a material adverse effect on ArcelorMittal’s business, operating results, financial condition and prospects. ArcelorMittal and certain of its subsidiaries are currently under investigation by governmental entities in several countries, and are named as defendants in a number of lawsuits relating to various antitrust matters. For example, in September 2008, Standard Iron Works filed a class action complaint in U.S. federal court against ArcelorMittal, ArcelorMittal USA and other steel manufacturers, alleging that the defendants had conspired to restrict the output of steel products in order to affect steel prices. Since the filing of the Standard Iron Works lawsuit, other similar direct purchaser lawsuits have been filed in the same court and consolidated with the Standard Iron Works lawsuit. In January 2009, ArcelorMittal and the other defendants filed a motion to dismiss the direct purchaser claims. In June 2009, the court denied the motion to dismiss and the class certification discovery and briefing stage has now closed, though no decision on class certification has been issued by the court yet.  The hearing on the pending class certification motion is scheduled for March 2014.  Antitrust proceedings, investigations and follow-on claims involving ArcelorMittal subsidiaries are also currently pending in various countries including Brazil, Germany, Romania and South Africa. See “Item 8.A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Competition/Antitrust Claims”.

Because of the fact-intensive nature of the issues involved and the inherent uncertainty of such litigation and investigations, negative outcomes are possible. An adverse ruling in the proceedings described above or in other similar proceedings in the future could subject ArcelorMittal to substantial administrative penalties and/or civil damages. In cases relating to other companies, civil damages have ranged as high as hundreds of millions of U.S. dollars in major civil antitrust proceedings during the last decade. With respect to the pending U.S. federal court litigation, ArcelorMittal could be subject to treble damages. Unfavorable outcomes in current and potential future litigation and investigations could reduce ArcelorMittal’s liquidity and negatively affect its financial performance and its financial condition.

ArcelorMittal is currently and may in the future be subject to legal proceedings, the resolution of which could negatively affect the Company’s profitability and cash flow in a particular period.

ArcelorMittal’s profitability or cash flow in a particular period could be affected by adverse rulings in legal proceeding currently pending or by legal proceedings that may be filed against the Company in the future. See “Item 8.A—Financial Information—Consolidated Statements and Other Financial Information— Legal Proceedings”.

ArcelorMittal’s business is subject to an extensive, complex and evolving regulatory framework and its governance and compliance processes may fail to prevent regulatory penalties and reputational harm, whether at operating subsidiaries, joint ventures and associates.

ArcelorMittal operates in a global environment, and its business straddles multiple jurisdictions and complex regulatory frameworks, at a time of increased enforcement activity and enforcement initiatives worldwide. Such regulatory frameworks, including but not limited to the area of economic sanctions, are constantly evolving, and ArcelorMittal may as a result become subject to increasing limitations on its business activities and to the risk of fines or other sanctions for non-compliance.  Moreover, ArcelorMittal’s governance and compliance processes, which include the review of internal controls over financial reporting, may not prevent breaches of law, accounting or governance standards at the Company or its subsidiaries. Risks of violations are also present at the Company’s joint ventures and associates where ArcelorMittal has only a non-controlling stake and does not control governance practices or accounting and reporting procedures.

In addition, ArcelorMittal may be subject to breaches of its Code of Business Conduct, other rules and protocols for the conduct of business, as well as instances of fraudulent behavior and dishonesty by its employees, contractors or other agents. The Company’s failure to comply with applicable laws and other standards could subject it to fines, litigation, loss of operating licenses and reputational harm.

The income tax liability of ArcelorMittal may substantially increase if the tax laws and regulations in countries in which it operates change or become subject to adverse interpretations or inconsistent enforcement.

Taxes payable by companies in many of the countries in which ArcelorMittal operates are substantial and include value-added tax, excise duties, profit taxes, payroll-related taxes, property taxes and other taxes. Tax laws and regulations in some of these countries may be subject to frequent change, varying interpretation and inconsistent enforcement. Ineffective tax collection systems and national or local government budget requirements may increase the likelihood of the imposition of arbitrary or onerous taxes and penalties, which could have a material adverse effect on ArcelorMittal’s financial condition and results of operations. In addition to the usual tax burden imposed on taxpayers, these conditions create uncertainty as to the tax implications of various business decisions. This uncertainty could expose ArcelorMittal to significant fines and penalties and to enforcement measures despite its best efforts at compliance, and could result in a greater than expected tax burden. See Note 21 to ArcelorMittal’s consolidated financial statements.

In addition, many of the jurisdictions in which ArcelorMittal operates have adopted transfer pricing legislation. If tax authorities impose significant additional tax liabilities as a result of transfer pricing adjustments, it could have a material adverse effect on ArcelorMittal’s financial condition and results of operations.

It is possible that tax authorities in the countries in which ArcelorMittal operates will introduce additional revenue raising measures. The introduction of any such provisions may affect the overall tax efficiency of ArcelorMittal and may result in significant additional taxes becoming payable. Any such additional tax exposure could have a material adverse effect on its financial condition and results of operations.

ArcelorMittal may face a significant increase in its income taxes if tax rates increase or the tax laws or regulations in the jurisdictions in which it operates, or treaties between those jurisdictions, are modified in an adverse manner. This may adversely affect ArcelorMittal’s cash flows, liquidity and ability to pay dividends.

If ArcelorMittal were unable to utilize fully its deferred tax assets, its profitability and future cash flows could be reduced.

At December 31, 2013, ArcelorMittal had $8.9 billion recorded as deferred tax assets on its consolidated statements of financial position. These assets can be utilized only if, and only to the extent that, ArcelorMittal’s operating subsidiaries generate adequate levels of taxable income in future periods to offset the tax loss carry forwards and reverse the temporary differences prior to expiration.

At December 31, 2013, the amount of future income required to recover ArcelorMittal’s deferred tax assets of $8.9 billion was at least $32.1 billion at certain operating subsidiaries.

ArcelorMittal’s ability to generate taxable income is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control.  If ArcelorMittal generates lower taxable income than the amount it has assumed in determining its deferred tax assets, then the value of deferred tax assets will be reduced. In addition, changes in tax law may result in a reduction in the value of deferred tax assets.

ArcelorMittal’s reputation and business could be materially harmed as a result of data breaches, data theft, unauthorized access or successful hacking.

ArcelorMittal’s operations depend on the secure and reliable performance of its information technology systems. An increasing number of companies, including ArcelorMittal, have recently experienced intrusion attempts or even breaches of their information technology security, some of which have involved sophisticated and highly targeted attacks on their computer networks. ArcelorMittal’s corporate website was the target of a hacking attack in January 2012, which brought the website down for several days. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, the Company may be unable to anticipate these techniques or to implement in a timely manner effective and efficient countermeasures.

If unauthorized parties attempt or manage to bring down the Company’s website or force access to its information technology systems, they may be able to misappropriate confidential information, cause interruptions in the Company’s operations, damage its computers or otherwise damage its reputation and business. In such circumstances, the Company could be held liable or be subject to regulatory or other actions for breaching confidentiality and personal data protection rules. Any compromise of the security of the Company’s information technology systems could result in a loss of confidence in the Company’s security measures and subject it to litigation, civil or criminal penalties, and adverse publicity that could adversely affect its reputation, financial condition and results of operations.

The audit report included in this annual report has been prepared by auditors who are not inspected by the U.S. Public Company Accounting Oversight Board (“PCAOB”), as such, investors in ArcelorMittal currently do not have the benefits of PCAOB oversight.

ArcelorMittal’s auditor, Deloitte Audit, S.à.r.l., as an auditor of companies with shares that are traded publicly in the United States and as a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and applicable United States professional standards.

Because ArcelorMittal’s auditor is located in the Grand Duchy of Luxembourg, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Luxembourg Public Audit Supervisor, ArcelorMittal’s auditor is not currently inspected by the PCAOB. Investors who rely on ArcelorMittal’s auditors’ audit reports are deprived of the benefits of PCAOB inspections of auditors, which may identify deficiencies in those firms’ audit procedures and quality control procedures and improve future audit quality.

U.S. investors may have difficulty enforcing civil liabilities against ArcelorMittal and its directors and senior management.

ArcelorMittal is incorporated under the laws of the Grand Duchy of Luxembourg with its principal executive offices and corporate headquarters in Luxembourg. The majority of ArcelorMittal’s directors and senior management are residents of jurisdictions outside of the United States. The majority of ArcelorMittal’s assets and the assets of these persons are located outside the United States. As a result, U.S. investors may find it difficult to effect service of process within the United States upon ArcelorMittal or these persons or to enforce outside the United States judgments obtained against ArcelorMittal or these persons in U.S. courts, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against ArcelorMittal or these persons in courts in jurisdictions outside the United States, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. It may also be difficult for a U.S. investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against ArcelorMittal’s directors and senior management and non-U.S. experts named in this annual report.